

March 11, 2016

Stephen B. Boehm, Esq.
Sutherland Asbill & Brennan LLP
700 Sixth Street, NW
Washington, DC 20001

Re: Sierra Total Return Fund (the "Fund")
        Registration Statement on Form N-2
        File Nos. 333-209496; 811-23137

Dear Mr. Boehm:

We have reviewed the registration statement referenced above that was filed on February 12, 2016 and have the following comments. Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement. Additionally, for convenience, we have generally organized our comments using headings, defined terms and page numbers found in the registration statement.

Prospectus

Outside Front Cover

The disclosure appearing on the outside front cover states that the Fund is offering multiple classes of shares. However, the disclosure appearing on page 5 also states that the Fund will apply for exemptive relief from the SEC permitting the Fund to issue multiple classes of shares and to impose asset-based distribution fees and early-withdrawal charges.   Accordingly, in your response letter, please discuss the Fund's plans to delay any request to accelerate the effectiveness of its registration statement, which currently contemplates the offering of multiple classes of shares and the imposition of asset-based distribution fees and early-withdrawal charges, until such time as the Fund has received the required exemptive relief.

Disclose that the Fund's investment adviser, Sierra Total Return Fund Advisors LLC, is a newly formed investment adviser that has no experience managing a registered closed-end investment company.

The disclosure on page 22 states that the Fund has no minimum asset threshold that must be satisfied "prior to launch."   The fact that the Fund is not required to raise a minimum amount of proceeds from this offering in order to commence operations should also be disclosed in the "Securities Offered" section of the outside front cover. In an appropriate place in the prospectus summary, please disclose the estimated minimum dollar amount of capital that must be raised by the Fund which would enable it to sustain viable operations with a reasonable chance of attaining its investment objective.

Expand the "Securities Offered" section to indicate how frequently closings and corresponding NAV determinations will occur in respect of purchasing the Fund's shares.

Under the "Use of Leverage" heading, briefly identify each type of "Private Investment Funds" in which the Fund may principally invest.

The disclosure under "Use of Leverage" states that the Fund may employ leverage in an amount of up to 33% of the Fund's assets, but also states that the Fund may invest in investment vehicles which may themselves incur levels of leverage without limit. Accordingly, in the last sentence of this section clarify that the Fund could be effectively leveraged in an amount far greater than the 33% limit identified in the first sentence.

Please provide greater prominence to the information currently contained in the third and fifth sentences of the fifth bullet point by presenting that information as individual bullet points. Also, please change the word "transfer," currently appearing in the fifth bullet, to the word "invest."

Please also present the following disclosure in bullet point format and in bold type:

- The amount of distributions that the Fund may pay, if any, is uncertain.

- The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund's performance, such as from offering proceeds, borrowings, and amounts from the Fund's affiliates that are subject to repayment by investors.

Add a pricing table containing the information and in the format required by Item 1.g. of Form N-2. Any commissions paid by other persons and other consideration should be noted and briefly described in a footnote to the pricing table. This would include, but not be limited to, the payments described in the second paragraph under the "Plan of Distribution." In this regard, *see* Instruction 2. to Item 1.g. of Form N-2, and the reference therein to the term "commissions" as defined in paragraph 17 of Schedule A of the Securities Act of 1933 (the "Securities Act").

A footnote to the pricing table should also include disclosure setting forth the net per share and total proceeds to the Fund, after the payment of expenses of issuance and distribution and sales load. In this regard, *see* Instruction 6. to Item 1.g. of Form N-2. Also disclose that the payment of expenses of issuance and distribution, although payable by the Fund are indirectly paid by investors in this offering and will immediately reduce the net asset value of each share purchased in this offering.

In your response letter, please confirm that all of the information that precedes the section captioned "Table of Contents" will appear on the outside front cover of the prospectus in at least 10-point type.

Table of Contents (page i)

Add a "Table of Contents" entry that identifies the "Fund Expenses" section that begins on page 9.

Investment Objectives and Policies (page 1)

Please expand the disclosure appearing in the first paragraph on page 2 to disclose whether the Fund plans to issue preferred shares within twelve months of the effectiveness of its registration statement. If the Fund is contemplating such an offering of preferred shares then, in appropriate sections of the prospectus, add applicable risk factor, fee table and description of securities disclosure.

With respect to the Fund's derivatives disclosure, please refer to the Letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC to Karrie McMillan, General Counsel, ICI (July 30, 2010), especially as it pertains to providing a tailored discussion that is meaningful to investors. In this regard, the risk disclosure should be expanded to identify the specific types and be presented in the context of the derivatives in which the fund expects to principally invest.

Management and Incentive Fees (page 4)

Expand the disclosure to provide the Fund's definition of "gross assets."

Share Classes (page 5)

We note the cross-reference here, and elsewhere in the prospectus, to a section captioned "Summary of Fund Expenses." However, we are unable to locate that section of the prospectus. Please reconcile the disclosure.

Summary of Risks (page 6)

Expand the tenth and eleventh bullet risk disclosure to clarify that the Private Investment Funds, Public Investment Funds, BDCs, Non-Traded BDCs, as well as other of the Fund's investments, charge commissions, fees and expenses, and that their investment managers receive asset-based fees and incentive fees, all of which are paid by their investors and, therefore, indirectly paid by investors in the Fund. In this regard, please disclose the amount of asset-based fees and incentive fees that are typically paid; for example, 2% and 20%, respectively. Clarify that these fees are in addition to the management fee and incentive fee that the Adviser will receive from the Fund, which are also indirectly paid by investors in the Fund. Further disclose that there are other fees and expenses paid by the Fund and its underlying investments that are indirectly borne by investors in the Fund, as described in the "Fund Expenses" section of the prospectus.

Will the Fund invest in funds that are "fund-of-funds?" If so, also disclose that the Fund will pay a third layer of fees in the event that it invests in a fund that is itself a "fund-of-funds."

Will any of the funds in which the Fund invests be subject to "carried interests?" If so, please provide additional relevant disclosure regarding "carried interests."

In the fourteenth bullet point, disclose the below investment grade securities are known as "junk' and "high risk."

Fund Expenses (page 9)

We note that most of the information in the fee table and Example is incomplete. Please provide us with the details of the Fund's fees, expenses and Example presentation as soon as they are available.

Please expand the disclosure contained in footnote (2) to clarify that all of the fee and expenses described therein for which the Fund will be responsible are included in the "Offering Expenses" line item percentage values.

Disclose the level of Fund assets under management that are assumed when estimating the level of fees and expenses that are being presented in the Fund's "Fund Expenses" presentation. Also, in your response letter, please indicate the basis for selecting that particular level of assets under management; that is, why is it appropriate to assume that the Fund will be able to attract that particular level of investment during the first 12 months of the continuous offering of its shares.

The disclosure contained in footnote (4) states that The Management Fee is calculated and payable monthly in arrears at the annual rate of [   ]% of the Fund's average gross assets during such period. Based on the disclosure appearing elsewhere in the prospectus, it appears that the word "daily" should be inserted after the word "average." In this regard, please provide a precise definition of the "Fund's average daily gross assets."

Since the Fund expects to use leverage during the first 12 months of its operations, it would appear that the management fees expressed as a percentage of net assets attributable to shares would be greater than the contractual rate of the Management Fee. In a footnote to the fee table, please explain how the management fee, when presented as a percentage of net assets attributable to shares, is calculated using the Investment Management Agreement annual rate of [   ]% of the Fund's average daily gross assets.

Please insert next to "Incentive Fees," the maximum permissible percentage amount that may be paid as an incentive fee. Also, delete the word "None" from the "Incentive Fees" line item presentation.

Expand the disclosure contained in footnote (6) to clarify that all fees and expenses in respect of borrowing money and, if applicable, issuing and servicing debt securities and/or preferred stock, will be indirectly borne by the holders of the Fund's shares. In this regard, disclose whether the Fund plans to issue debt securities and/or preferred during the next twelve months and, if it does, add applicable fee table and example disclosure reflecting the cost of issuing and servicing debt securities and/or preferred stock.

The disclosure contained in footnote (1) indicates that the dealer manager fee is included in the amount presented as the "Maximum Sales Load" in the fee table. Therefore, it appears that the "Dealer Manager Fee" should be deleted as a separate fee table line item.

Use of Proceeds (page 12)

The disclosure states that, during the period before the Fund has fully invested the proceeds of the offering in accordance with its investment objective and policies, the Fund's distributions during this period may consist, in whole or in part, of a return of capital. Clarify, if true, that the distributions by the Fund consisting, in whole or in part, of a return of its shareholders' capital could occur even after the Fund is fully invested.

In the last sentence of this section, please clarify that when invested capital is returned to shareholder in a distribution by the Fund, the reduction by the Fund's fees and expenses, as well as the applicable sales load, is non-refundable to its shareholders.

Other Information Regarding Investment Strategy (page 15)

Expand the disclosure appearing in the fourth paragraph to highlight the types of transactions in which the Fund will be permitted to co-invest alongside affiliates of the Adviser in privately negotiated transactions without obtaining an exemptive order from the SEC.

Business Development Companies (page 18)

The disclosure states that "a BDC is a form of investment company that is required to invest at least 70% of its total assets in securities (typically debt) of private companies, thinly traded U.S. public companies, or short-term high quality debt securities." Amplify the disclosure to indicate that the credit quality of the debt securities in which BDCs invest is typically referred to as "junk" and "high risk."

The disclosure also states that "public BDCs usually trade at a discount to their net asset value because they invest in unlisted securities and have limited access to capital markets." Expand the disclosure to identify the other material reasons why shares of publicly-traded BDCs usually trade a discount to net asset value.

Private Investment Funds (page 20)

In the last sentence of this section, please clarify that the Fund will invest not more than 15% of its total assets in Private Investment Funds that are commonly known as hedge funds and private equity funds, which would be required to register as investment companies but for an exemption under Section 3(c)(1) or 3(c)(7) of the Investment Company Act of 1940 (the "ICA").

Collateralized Debt Obligations (page 20)

Disclose the maximum amount of assets that the Fund intends to invest in CDOs and CLOs.

Clarify the Fund's plans to invest in securities representing "the most senior tranche" with "the highest investment-grade rating (AAA by S&P, Aaa by Moody's and/or AAA by Fitch)." If the Fund has no plans to invest a material amount of its assets in such securities, then please delete from the prospectus references those investment categories.

Expand the disclosure contained in the first paragraph to state that securities either rated below investment grade, or unrated securities possessing similar credit characteristics as below investment grade securities, are known as "junk" and "high risk" securities. In this regard, disclose whether there is any limit on the Fund's ability to invest in "junk" securities.

The disclosure contained in this section, as well as in the next section under "Collateralized Loan Obligations," states that Fund may invest in tranches of CDOs that are "subordinate to other tranches" and that it may also invest in the "lower tranches" of CLOs. Disclose whether there is any limitation on the amount of Fund assets that may be invested in these tranches. Also disclose the heightened level of risk presented by such investments; for example, that they typically would be required to absorb all of the losses and expenses of the investment before the more senior tranches would be required to do so.

Co-Investment Restrictions (page 41)

The disclosure contained in the third paragraph describes certain investment activities where the Fund may invest "alongside the Adviser's and its affiliates' other clients, including other entities they manage, which are referred to as affiliates' other clients." However, the disclosure appearing in the last sentence of the third paragraph states that there can be no assurance that such investment opportunities will be allocated to the Fund fairly or equitably either in the short-term or over time. Accordingly, please clarify how the Adviser will be able to discharge its fiduciary obligations to the Fund through the implementation of such an investment allocation policy.

Non-Diversification Risk (page 43)

Clarify, if true, that the diversification requirements that the Fund intends to satisfy in order to qualify as a RIC are less stringent than the diversification requirements imposed under the ICA in order for the Fund to qualify as a diversified investment company.

Plan of Distribution (page 61)

The disclosure contained in the second paragraph should instead be presented under a caption entitled "Additional Broker and Dealer Compensation." Also, expand the disclosure contained in the second paragraph to state the maximum permissible amount of the Additional Compensation that could be paid. Further clarify that the Adviser also benefits when the payment of Additional Compensation results in increased assets under management and a corresponding increase in its management fees.

File, as exhibits to the registration statement, all arrangements governing the payment of compensation currently described in the "Plan of Distribution" section.

The disclosure states that, prior to the initial public offering of shares, the Adviser will have purchased shares from the Fund in an amount satisfying the net worth requirements of Section 14(a) of the ICA. In this regard, please disclose the dollar amount of shares that the Adviser will purchase from the Fund.

Statement of Additional Information

Fundamental Policies (page 1)

The seventh enumerated fundamental policy permits the Fund to lend its portfolio securities. In a separately captioned "Securities Lending" section, please highlight the characteristics and risks of securities lending. The discussion should disclose that the costs of securities lending do not appear in the Fund's fee table and disclose, if true, that the Fund bears the entire risk of loss on any reinvested collateral received in connection with securities lending. Disclose how any additional income earned on securities lending is typically split. Identify the maximum amount of the Fund's assets that can be invested in securities lending. Also state that the Fund's Board of Trustees has a fiduciary obligation to recall a loan in time to vote proxies if it has knowledge that a vote concerning a material event regarding the securities will occur.

Valuation of Derivative Instruments (page 7)

The disclosure states that the Fund will seek to value financial instruments on a mark-to-market basis, but may also rely on the instrument's notional value or upon valuations provided by third party pricing services, subject to the approval of the Board. Briefly highlight the circumstances under which the Fund would value a derivative instrument based on its notional value.

Trustees (page 22)

Please complete the table to provide all of the information, and in the format, required by Item 18.2 of Form N-2.

Disclose any family relationship between Seth Taube and Brook Taube.

Biographical Information (page 23)

For each independent trustee, please ensure that the disclosure to be provided briefly identifies the **specific** experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a trustee for the Fund at the time that the disclosure is made, in light of the Fund's business and structure. *See* Item 18.17 of Form N-2. In this regard, in the context of Mr. Tonkel's biographical information, please disclose what, specifically, led to the conclusion that he should serve as a trustee for the Fund.

Please disclose all of the other information required by Item 18 of Form N-2 in the next submission of the prospectus.

Signatures

Prior to effectiveness of the registration statement, the Fund must have a board of trustees whose composition complies with the applicable provisions of the ICA. Also, please note the signature requirements of Section 6(a) of the Securities Act, which requires that the registration statement be signed by a majority of the Fund's Board of Trustees.

Closing

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added.

Response to this letter should be in the form of a revised submission and should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to Fund disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Fund requests acceleration of the effective date of a registration statement, it should furnish a letter, at the time of such request, acknowledging that

- the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6964.

Sincerely,

/s/ Dominic Minore

Dominic Minore
Senior Counsel